John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

October 30, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeff Kauten, Staff Attorney
Matthew Crispino, Staff Attorney
Barbara C. Jacobs, Assistant Director

RE:	Instructure, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 23, 2015
File No. 333-207349

Ladies and Gentlemen:

On behalf of Instructure, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated October 28, 2015 with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on October 23, 2015 (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Notes to Consolidated Financial Statements

Note 9. Stock-Based Compensation, page F-27

1.	Please refer to your response to our prior comment 16 in your correspondence dated August 10, 2015. In that response, you state that the stock price used to determine stock based compensation related to repurchases from employees was $6.69 on February 6, 2015. In your correspondence dated October 21, 2015 you state that you granted options on January 22, 2015 and February 4, 2015 using an estimated fair value of $6.13. Please reconcile the fair value of your stock used to price your options granted on February 4, 2015 with the fair value used to determine the level of compensation expense to record related to your stock repurchases on February 6, 2015.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 30, 2015

Page Two

The Company respectfully acknowledges the Staff’s comment. As discussed in the Company’s letter of October 21, 2015, the Company conducted contemporaneous valuations with an independent third-party as of December 31, 2014 and March 31, 2015. The estimated fair value per share of common stock as of December 31, 2014 and March 31, 2015 was $6.13 and $7.50 per share, respectively. The Company determined that between December 31, 2014 and the grant dates of January 22, 2015 and February 4, 2015, no significant changes occurred in the business and determined that the fair value of its common stock as of such grant dates was $6.13 per share. The Company did not for financial reporting purposes interpolate between the December 31, 2015 and March 31, 2015 valuation dates with respect to such stock option grants. However, with respect to the repurchase of common stock in February 2015, the Company estimated the fair value of its common stock on February 6, 2015 to be $6.69 per share based upon the interpolation between the December 31, 2014 estimated fair value of $6.13 per share and the March 31, 2015 estimated fair value of $7.50 per share.

The Company respectfully advises the Staff that the difference between the fair value of $6.13 per share as determined by the Company’s Board of Directors on February 4, 2015 for purposes of granting stock options and the $6.69 per share used for financial reporting purposes with respect to the repurchase of common stock is immaterial to its consolidated financial statements.

2.	On page F-29, you disclose that the weighted average exercise price for options granted during 2015 was $7.45. You disclose on page F-28 that “all options were granted with an exercise price equal to or greater than the estimated fair value of (y)our common stock at the date of grant.” However, your disclosure on page F-30 indicates that the weighted average grant date fair value per share underlying the options granted during interim period ended September 30, 2015 was $4.64. Please explain the disparity in this $4.64 amount and the per share fair values included in the table “Summary of Equity Awards” for 2015 noted in your October 21, 2015 letter. In this regard, tell us what consideration you gave to including a similar grant date equity award table in your Critical Accounting Policies and Estimates disclosures for Stock-Based Compensation.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the weighted-average exercise price of $7.45 per share for options granted during the nine months ended September 30, 2015 represents the weighted-average strike prices of stock options granted during such period. In contrast, the weighted-average grant date fair value of $4.64 per share underlying options granted during the nine months ended September 30, 2015 as disclosed on page F-30 was calculated using the Merton Black-Scholes option pricing model as described on page F-28. The Merton Black-Scholes option pricing model utilized the fair value per share as determined by the Company’s Board of Directors on the date of grant as an input as discussed on pages F-16 and F-17. While the fair value per share as determined by the Company’s Board of Directors is equal to the exercise/strike price of each option.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 30, 2015

Page Three

The Company respectfully advises the Staff that it reviewed and considered the guidance set forth in Section 9520 of the Staff’s Financial Reporting Manual and believes that the disclosure set forth on pages 71 to 73 of the Registration Statement complies with such guidance. In addition, the Company respectfully submits that including a grant date equity award table in the Registration Statement would not materially enhance investors’ understanding of the Company’s stock-based compensation expense. However, the Company will revise the disclosure on page 71 of the Registration Statement to direct investors to note 9 to the audited consolidated financial statements for further information regarding stock-based compensation.

* * *

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Joshua L. Coates, Instructure, Inc.
Steven B. Kaminsky, Instructure, Inc.
Matthew A. Kaminer, Instructure, Inc.
Alan Hambelton, Cooley LLP
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM